SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

6 July 2016
AVIVA PLC CAPITAL MARKETS DAY

Aviva plc ("Aviva") is today hosting a capital markets day for investors and analysts in London that will include presentations on group strategy, capital and UK businesses.

Group Chief Executive Officer, Mark Wilson, will set out a number of objectives. These include:

●    IFRS operating profit: mid-single digit growth in the medium term
●    Cash: £7bn cumulative business unit remittances over the period 2016-18
●    Dividend: payout ratio of 50% of operating earnings per share in 2017

Mark Wilson, Group Chief Executive Officer, said:

"Aviva's fundamentals are sound. Our balance sheet is strong and resilient and we are a simpler, focused group with excellent franchises. This is a strong foundation from which to grow profits, cash-flow and dividends over the coming years. Although it is too early to quantify the precise impact of Brexit, we are confident we can continue to grow."

"A sustainable and growing dividend is paramount and we plan to increase the payout ratio to 50% in 2017."

"The UK is an attractive market, and Aviva has excellent franchises and an unrivalled brand. As the UK's leading composite insurer, Aviva has advantages in terms of cost, capital and customer engagement. We expect the UK to deliver cash-flow and growth for our shareholders."

The analyst presentation will commence at 8.30am and will be webcast live at http://www.avivawebcast.com/capitalmarketsday2016/

Enquiries:

Media

Nigel Prideaux	+44 (0)20 7662 0215
Andrew Reid	+44 (0)20 7662 3131

Analysts

Chris Esson	+44 (0)20 7662 8115
David Elliot	+44 (0)20 7662 8048

Notes to editors:
●    Aviva provides life insurance, general insurance, health insurance and asset management to 33 million customers, across 16 markets worldwide

●    In the UK we are the leading insurer serving one in every four households and have strong businesses in selected markets in Europe, Asia and Canada. Our shares are listed on the London Stock Exchange and we are a member of the FTSE100 index.

●    Aviva's asset management business, Aviva Investors, provides asset management services to both Aviva and external clients, and currently manages over £289 billion in assets.

●    Aviva helps people save for the future and manage the risks of everyday life; we paid out £30.7 billion in benefits and claims in 2015.

●    By serving our customers well, we are building a business which is strong and sustainable, which our people are proud to work for, and which makes a positive contribution to society.

●    The Aviva media centre at http://www.aviva.com/media/ includes company information, images, and a news release archive.

●    For an introduction to what we do and how we do it, please click here http://www.aviva.com/about-us/aviva/

●    For broadcast-standard video, please visit http://www.aviva.com/media/b-roll-library/

●    Follow us on twitter: www.twitter.com/avivaplc/

●    Follow us on LinkedIn: www.linkedin.com/company/aviva-plc

●    For the latest corporate films from around our business, subscribe to our YouTube channel: www.youtube.com/user/aviva

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 06 July 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary